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eBumps, Inc.

Outdoor advertising like it's the 21st century

The Problem

eBumps

OOH Advertising


Coca-Cola


OPEN
SHOP


ALL POWER TO THE PEOPLE
BLACK LIVES MATTER

Large Companies & Agencies

- ROI is difficult to track
- Can be expensive
- Billboards are difficult to track impressions

Small Businesses

- ROI is difficult to track
- Limited options
- Billboards are too expensive

Individuals

- Need to express themselves
- Limited to social media and other ways to express
- Billboards are too expensive

Solution



Advertising Platform

Like an Outdoor Facebook Ad Store



Moving Digital Billboards

with Targeted Advertising


Instagram
Facebook
Twitter

Personal Monetization

Beyond Social Media

Market Size

"$130 billion Digital Advertising

Statista

$263 billion

US Advertising

$8.6 billion

US Billboard & Outdoor Advertising

$181.6 Million

US DOOH

Source: IBIS World / Statista / eMarketer

Market Size


Our Market
60
50
40
30
20
10
0
Millions
2021
2022
2023
2024

$51
Million

<1%

Business Model

eBumps

VCPM

Advertisers pay CPM for digital advertising deployed through our platform onto our portable LCD advertising displays.


lyft
UBER
UBER
lyft
lyft

Strategic MFG & Industry Partners

eBumps

AUO AU Optronics

TechGlobal

StreetMetrics

verizon

eBumps

Competition


GRABB IT
GEO-TARGETED ADVERTISING

Grabb-it (www.grabb.io)


FIREFLY
11:27

Firefly (www.fireflyon.com)


halo by lyft

Halo Cars (www.halocars.co)

- Large & Bulky
- Permanent Fixture
- Require Professional Installation
- Revenue Cap

Why us?

- Low cost LCD screens can be easily installed
- No professional install required
- Not a permanent fixture
- Impression Data Collection
- No Revenue Cap



Go-to Market Plan

Customer Acqusition Channels

Drivers & Vendors

100+
Drivers

Signed up


Disposable Face Mask

Delivery


NYPD
CITIZEN

NY Driver's

$5K - $50K per day

Billboard Cost in NYC



HUMAN INTEREST

Forty Years. One Corner. Meet the Hot Dog Vendor at the Crossroads of the World

Go-to Market Plan

Customer Acqusition Channels

Small Business & Individuals

eBumps




theslowfactory
224.2k followers
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JUNETEENTH
BLACK LIBERATION
MATTERS
Slow Factory Foundation
View More on Instagram
25,926 likes

Go-to Market Plan

eBumps

Customer Acqusition Channels

marketing360

86,000 Monthly

Impressions

3,500 Monthly

Page Views

Strategic Partners

VISTAR MEDIA

Programatic Advertiser (unsold inventory)

Go-to Market Plan

Markets / Expansion

eBumps


New York


Fanatics
FENWAY PARK
Boston


CHICAGO
Chicago


Seattle


Austin


Vegas


UNITED STATES
United States


Global

Founding Team



Jonah Tuckman

Co-Founder & CEO



Cole Johnson

Co-Founder & Director of Business Development



Corin Rose

Co-Founder & CTO

Traction / Milestones

- Contracted with Programatic Advertiser (for unsold inventory)
- 25 Units Will Deploy in March 2021 (revenue)
- Signed Up 100+ NYC Drivers
- Contracted 7 Screens in Times Square
- LOI for International Joint Venture


eBumps

Patent Pending

Fundraising

Raising $2 million equity

and $500K Convertible Note

53%
ROI

We'll use the money to produce and deploy 500+ LCD screens and for Sales & Marketing

- 500 screens will produce over $16 million/yr

Contact: Jonah Tuckman, CEO

jonah@ebumps.com



TechGlobal
SMITH
AUO